UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005.

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .

Commission file number 1-12273

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below
Roper Industries, Inc.  Employees’ Retirement Savings 003 Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Roper Industries, Inc., 6901 Professional Pkwy East, Suite 200, Sarasota, FL 34240.

Roper Industries, Inc.
Employees’ Retirement Savings 003 Plan

Contents

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of net assets available for benefits	3

Statements of changes in net assets available for benefits	4

Notes to financial statements	5-8

Supplemental Schedules

Schedule of assets (held at end of year)	10

Schedule of nonexempt transactions	11

Report of Independent Registered Public Accounting Firm

Plan Administrator and Trustee
Roper Industries, Inc. Employees’ Retirement
Savings 003 Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of Roper Industries, Inc. Employees’ Retirement Savings 003 Plan (Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
July 24, 2007

Roper Industries, Inc.

Employees’ Retirement Savings 003 Plan

Statements of Net Assets Available for Benefits

(amounts in thousands)

	December 31,
	2005	2004
Assets:
Cash and cash equivalents	$ -	$ 23
Investments, at fair market value (Notes 2 and 3)
Mutual funds	47,151	43,454
Common collective trusts	27,887	27,274
Roper Industries, Inc. common stock	13,608	9,264
Participant loans	1,309	1,363
Total investments	89,955	81,378

Receivables:
Participant contributions	667	388
Employer contributions	714	408
Total receivables	1,381	796

Net assets available for benefits	$ 91,336	$ 82,174

See accompanying independent auditors’ report and notes to financial statements.

Roper Industries, Inc.
Employees’ Retirement Savings 003 Plan

Statements of Changes in Net Assets Available for Benefits

(amounts in thousands)

	December 31,
	2005	2004
Additions
Contributions:
Participant contributions	$ 4,749	$ 4,649
Employer contributions	4,489	4,427
Rollover contributions	66	817
Total contributions	9,304	9,791

Investment income:
Net appreciation in fair market value of:
Mutual funds	1,023	2,362
Common collective trusts	260	542
Roper Industries, Inc. common stock	2,888	1,841
Investment income from:
Mutual funds	1,365	906
Common collective trusts	877	820
Roper Industries, Inc. common stock	68	62
Participant loans	60	72
Total investment income	6,541	6,605
Total additions	15,845	16,498

Deductions
Benefits paid to participants	6,673	6,408
Administrative expenses	10	7
Total deductions	6,683	6,415

Net increase in net assets	9,162	10,083

Net assets available for benefits, beginning of the year	82,174	72,091

Net assets available for benefits, end of the year	$ 91,336	$ 82,174

See accompanying independent auditors’ report and notes to financial statements.

Roper Industries, Inc.
Employees’ Retirement Savings 003 Plan

Notes to Financial Statements

1.     Description of the Plan     The following description of the Roper Industries, Inc. Employees' Retirement Savings 003 Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a.

General - The Plan is a defined contribution plan covering all employees of Roper Industries, Inc. (the “Company”), who are age eighteen or older and have completed six months of service, as defined in the Plan. Certain participants who become employees of the Company as a result from mergers or acquisitions are given credit for their prior service for purposes of determining eligibility and vesting. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Effective January 2002, the Plan was amended to incorporate certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

b.     Contributions - Each year, participants may contribute up to 40 percent of their eligible compensation in the form of (i) before-tax contributions (30% maximum), (ii) after-tax contributions or (iii) a combination of before-tax and after-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common collective trusts, ten mutual funds, and Roper Industries, Inc. common stock as investment options for participants. The Company contributes 100 percent of the first 3 percent of base compensation that a participant contributes to the Plan, and 50 percent of the next 3 percent of base compensation that a participant contributes to the Plan. In no case does the total Company matching contribution exceed 6 percent of a participant’s compensation. In addition, the Company makes profit-sharing contributions equal to 3 percent of each participant’s compensation. Contributions are subject to certain limitations.

c.     Participant Accounts - Each participant's account is credited with the participant's contributions, an allocation of the Company’s matching and profit sharing contributions, Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on the participant's account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. Participants vest over a five year period beginning with 20 percent after one year of service and 20 percent each year thereafter, and are 100 percent vested after five years.

e.     Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5 to 10 percent, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

f.     Payment of Benefits - On termination of service due to death, disability, retirement or separation from service, subsequent to July 1, 2002, a participant will generally receive their benefits as a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants can elect to receive shares of the Company’s common stock if their total balance exceeds $5,000. For distributions prior to July 1, 2002, participants age 55 or older could have elected to receive their benefits in installments. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.     Forfeitures - Forfeitures by non-vested participants are used to reduce future Company contributions. Forfeitures used amounted to approximately $ 207,907 and $136,982 for the years ended December 31, 2005, and 2004, respectively.

h.     Administrative Expenses - The majority of the administrative expenses of the Plan are paid by the Company.

2.     Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Investment Valuation - The Plan’s investments are stated at fair market value based upon quoted market prices. Shares of mutual funds and common collective trusts are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

The Plan’s investment in the Scudder Stable Value Fund is stated at contract value in accordance with Statement of Position 94-4, “Reporting for Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.”

Payment of Benefits - Benefits are recorded when paid.

3.     Investments - The fair market value of individual investments that represent at least 5 percent or more of the Plan's net assets available are as follows (amounts in thousands):

	2005	2004
Scudder Stable Value Fund	$ 22,178	$ 21,426
Roper Industries, Inc. common stock	13,608	9,264
Scudder Large Company Growth Fund	11,096	10,504
MFS Total Return Fund	7,286	7,218
Scudder Stock Index Fund	5,709	5,849
PIMCO Total Return Fund	4,888	4,892
MFS Mid-Cap Growth Fund	4,708	4,727

4.     Related Party Transactions Certain Plan investments are shares of mutual funds or common collective trusts managed by Scudder Trust Company. Scudder Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

The Plan offers Roper Industries, Inc. common stock as an investment option for participants. Roper Industries, Inc. is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

5.     Plan Termination Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.      Income Tax Status The Internal Revenue Service has determined and informed the Company by a letter dated June 19, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Nonexempt Transactions During the Plan year ended December 31, 2005, employee withholdings in the amount of $336,439 were not remitted within the appropriate time period by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company is aware of the occurrence and has taken the appropriate steps to correct the situation, and has further implemented a procedure to ensure all future remittances are done within the prescribed time frame.

SUPPLEMENTAL SCHEDULES

Roper Industries, Inc. Employees’
Retirement Savings 003 Plan

Schedule of Assets (Held at End of Year)

December 31, 2005

(dollar amounts in thousands)

(a)	(b) Identity of Issuer	(c) Description of Investment		(d) Cost	(e) Current Value

*	Scudder Trust Company	Interest Bearing Cash		a	$ -

	Mutual Funds:
	MFS Total Return Fund	474,045	shares	a	7,286
*	Scudder Growth and Income Fund	153,613	shares	a	3,349
*	Scudder International Fund	56,091	shares	a	2,827
*	Scudder Large Company Growth Fund	438,049	shares	a	11,096
	American Century Equity Income Fund	480,254	shares	a	3,756
	Janus Worldwide Fund	72,776	shares	a	3,154
	MFS Mid-Cap Growth Fund	512,851	shares	a	4,708
	PIMCO Total Return Fund	465,523	shares	a	4,888
	RS Diversified Growth Fund	96,470	shares	a	2,154
*	Scudder Dreman High Return Equity Fund	86,798	shares	a	3,933
	Total Mutual Funds				47,151

	Common Collective Trusts:
*	Scudder Stable Value Fund	22,178,267	shares	a	22,178
*	Scudder Stock Index Fund	150,992	shares	a	5,709
	Total Common Collective Trusts				27,887

*	Roper Industries, Inc.	344,414 shares of Company common stock		a	13,608

	Participant loans	194 loans with interest rates ranging from 5.0 % to 10.0%		-	1,309

	Total Investments:				$89,955

a - The cost of participant directed investments is not required to be disclosed.

* Party-in-Interest.

Roper Industries, Inc. Employees’
Retirement Savings 003 Plan

Schedule of Nonexempt Transactions
December 31, 2005

(in thousands)

(a) Name of Party Involved	(b) Relationship to the Plan Employer or Other Party-In-Interest	(c) Description of the Transaction	(d) Value at Transaction Date

Roper Industries, Inc.	Plan Sponsor	Remittance of employee withholdings exceeded the allowable time frame	$336